FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 26, 2008

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand London WC2N 5JR United Kingdom (Address of principal executive office)	Radarweg 29 1043 NX Amsterdam The Netherlands (Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

1.	Reed Elsevier audited combined financial statements, Reed Elsevier PLC audited consolidated financial statements and Reed Elsevier NV audited consolidated financial statements at December 31, 2007 and 2006 and for the three years ended December 31, 2007, which re-presents such financial statements to reflect Reed Business Information as a discontinued operation.

2.	Reed Elsevier unaudited condensed combined financial information, Reed Elsevier PLC unaudited consolidated financial information and Reed Elsevier NV unaudited consolidated financial information at and for the six months ended June 30, 2008 and 2007.

SIGNATURES
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC		REED ELSEVIER NV
Registrant		Registrant

By:	/s/ L. Dixon	By:	/s/ L. Dixon

	Name: L. Dixon		Name: L. Dixon
	Title: Deputy Secretary		Title: Authorized Signatory

Date:	11/26/2008	Date:	11/26/2008

EXHIBIT INDEX

Exhibit No.	Description

99.1
Reed Elsevier audited combined financial statements, Reed Elsevier PLC audited consolidated financial statements and Reed Elsevier NV audited consolidated financial statements at December 31, 2007 and 2006 and for the three years ended December 31, 2007.

99.2	Independent registered public accounting firm’s consent — Reed Elsevier audited combined financial statements.

99.3	Independent registered public accounting firm’s consent — Reed Elsevier PLC audited consolidated financial statements.

99.4	Independent registered public accounting firm’s consent — Reed Elsevier NV audited consolidated financial statements.

99.5
Reed Elsevier unaudited condensed combined financial information, Reed Elsevier PLC unaudited consolidated financial information and Reed Elsevier NV unaudited consolidated financial information at and for the six months ended June 30, 2008 and 2007.